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                                 [PRESS RELEASE]


Editorial Contact:




DEXTER CORPORATION AMENDS RIGHTS PLAN


                  Windsor Locks, CT, October 4, 1999 -- Dexter Corporation (NYSE:DEX) today announced that its Board of Directors has amended its shareholder rights plan to reduce the triggering threshold from 20% to 11%. The amendment also provides that the plan will not apply to any holder reporting its position on Schedule 13G if the holder owns less than 20%. A copy of the amendment will be filed with the Securities and Exchange Commission and is available upon request from Dexter.

                  Dexter Corporation is a global speciality materials supplier with three operating segments: life sciences, nonwovens, and speciality polymers. The company supplies speciality materials to the aerospace, electronics, food packaging and medical markets.


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